Exhibit 99.1

Itaú Unibanco Holding S.A.

December 31, 2016

Complete Financial Statements in IFRS

Itaú Unibanco Holding S.A.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Note 2.3.1.a, 2.4.d.Xand 12.b)

The calculation of the allowance for loan and lease losses is a sensitive matter to management's judgment. The identification of the situations that may compromise the recoverable value of receivables and the determination of the allowance for loan and lease losses involve a process with a number of assumptions and factors, including the counterparty's financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database.

The current scenario and the medium-term expectations for the macroeconomic scenario have impacted the default index (receivables overdue for more than 90 days).

We tested the design and the effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: i) totality and integrity of the database and auxiliary systems; ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; iii) monitoring and valuation of guarantees; iv) identification, approval, and monitoring of renegotiated transactions; and v) processes established by management to guarantee application of these assumptions, as well as, the adequacy of the disclosures in the financial statements.

For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the valuation of the expected future cash flows, assessment of the underlying guarantees, and the estimates of recovery of overdue receivables.

Guarantees and renegotiations have represented important aspects on determining the allowance for loan and lease losses, during the management of the credit risks.

Considering the matters mentioned above, this was an area of focus during the audit.

For the allowance for loan and lease losses calculated on a collective basis (retail banking segment), we tested the underlying models, including the models approval's process and the validation of the assumptions adopted to determine the estimated losses and recoveries.

We tested the adequacy of the inputs for these models, including the recoveries, and, when available, compared the data and assumptions used with market data.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 to 12/31/2014
Adjusted net income		97,507	56,881	58,231
Net income		23,582	26,156	21,861
Adjustments to net income:		73,925	30,725	36,370
Granted options recognized and share-based payment – variable compensation		69	180	550
Effects of changes in exchange rates on cash and cash equivalents		17,941	(9,681)	1,186
Expenses for allowance for loan and lease losses	12b	24,379	24,517	18,832
Interest and foreign exchange expense from operations with subordinated debt		942	15,409	7,879
Change in reserves for insurance and private pension		19,490	16,460	15,436
Revenue from capitalization plans		(615)	(587)	(558)
Depreciation and amortization	15 and 16	3,233	2,828	2,544
Interest expense from provision for contingent and legal liabilities		1,610	1,479	1,019
Provision for contingent and legal liabilities		4,246	3,948	3,380
Interest income related to escrow deposits		(383)	(285)	(377)
Deferred taxes (excluding hedge tax effects)	27b	4,172	(1,869)	(262)
Share of profit or (loss) in associates and joint ventures		(528)	(620)	(565)
(Gain) loss on available-for-sale securities	23c	851	2,812	915
Interest and foreign exchange income related to available-for-sale financial assets		(1,719)	(16,941)	(9,012)
Interest and foreign exchange income related to held-to-maturity financial assets		(185)	(6,821)	(3,517)
(Gain) loss on sale of assets held for sale	25 and 26	124	36	35
(Gain) loss on sale of investments	25 and 26	(69)	43	14
(Gain) loss on sale of fixed assets	25 and 26	(14)	11	41
(Gain) loss from sale of investment of ISSC		-	-	(1,151)
Other		381	(194)	(19)
Change in assets and liabilities (*)		(67,196)	(91,340)	31,495
(Increase) decrease in assets		(30,405)	(149,459)	8,195
Interbank deposits		521	3,308	12,099
Securities purchased under agreements to resell		2,675	(88,250)	11,327
Compulsory deposits with the Central Bank of Brazil		(20,390)	(2,762)	13,893
Financial assets held for trading		(34,950)	(31,056)	26,073
Derivatives (assets / liabilities)		(4,047)	3,008	4,525
Financial assets designated at fair value through profit or loss		(655)	435	(303)
Loan operations		23,416	(28,103)	(42,309)
Financial assets		881	2,476	(35,546)
Other tax assets		5,262	(15,037)	1,203
Other assets		(3,118)	6,522	17,233
(Decrease) increase in liabilities		(36,791)	58,119	23,300
Deposits		(18,136)	(16,696)	(4,353)
Deposits received under securities repurchase agreements		8,534	47,833	22,013
Financial liabilities held for trading		206	(434)	47
Funds from interbank markets		(27,017)	33,199	3,946
Other financial liabilities		1,915	(5,222)	4,711
Technical reserve for insurance and private pension		5,141	3,067	(383)
Liabilities for capitalization plans		718	621	536
Provisions		(2,993)	(2,005)	(4,852)
Tax liabilities		6,359	6,931	8,119
Other liabilities		(5,095)	(2,693)	1,237
Payment of income tax and social contribution		(6,423)	(6,482)	(7,721)
Net cash from (used in) operating activities		30,311	(34,459)	89,726
Interest on capital / dividends received from investments in associates and joint ventures		287	243	213
Cash received on sale of available-for-sale financial assets		18,760	12,214	60,768
Cash received from redemption of held-to-maturity financial assets		3,473	3,160	2,667
Cash upon sale of assets held for sale		336	123	68
Cash upon sale of investments in associates and joint ventures		69	(43)	(14)
Cash and cash equivalents, net of assets and liabilities due from CorpBanca acquisition	3	5,869	-	-
Cash and cash equivalents, net of assets and liabilities due from Recovery acquisition	3	(714)	-	-
Cash and cash equivalents, net assets and liabilities due from BMG Seguradora acquisition	3a	-	-	(88)
Cash and cash equivalents, net assets and liabilities due from ISSC sale		-	-	1,474
Cash upon sale of fixed assets	15	109	104	62
Cash upon sale of intangible assets	16	10	69	222
Purchase of available-for-sale financial assets		(9,959)	(9,516)	(46,165)
Purchase of held-to-maturity financial assets		(1,363)	(4,090)	(11,322)
Purchase of investments in associates and joint ventures	13	(381)	(0)	(10)
Purchase of fixed assets	15	(991)	(1,466)	(3,966)
(Cash upon sale) Purchase of intangible assets / Goodwill	16	(1,076)	(1,158)	(1,232)
Net cash from (used in) investing activities		14,429	(361)	2,676
Funding from institutional markets		4,864	6,667	207
Redemptions in institutional markets		(18,198)	(5,242)	(16,158)
(Acquisition) / Disposal of interest of non-controlling stockholders		(1,013)	276	167
Granting of stock options – exercised options		731	344	535
Purchase of treasury shares		(947)	(3,324)	(35)
Dividends and interest on capital paid to non-controlling interests		(93)	(242)	(85)
Dividends and interest on capital paid		(7,673)	(7,008)	(6,319)
Net cash from (used in) financing activities		(22,329)	(8,529)	(21,688)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	22,411	(43,350)	70,714

Cash and cash equivalents at the beginning of the period	4	91,649	125,318	55,790
Effects of changes in exchange rates on cash and cash equivalents		(17,941)	9,681	(1,186)
Cash and cash equivalents at the end of the period	4	96,119	91,649	125,318
Additional information on cash flow
Interest received		168,708	136,277	117,079
Interest paid		79,227	58,436	67,559
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		2,869	2,458	2,270

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2016	40